

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via E-mail
Mr. Steven Campbell
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, Illinois 60631

> Re: **United States Cellular Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 26, 2013**
>   **File No. 1-9712**

Dear Mr. Campbell:

We have reviewed your response letter and have the following comment. As noted in our letter dated April 8, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13- Financial Reports Contents

Note 7 Acquisitions, Divestitures and Exchanges, page 55

1.   We note your responses to comment three. We note that you will reflect the gain on the sale of assets included in the Divestiture transactions with Sprint in operating income. Addressing ASC 205-20-15-2, tell us in detail how you concluded that the Divestiture Markets do not constitute a component. Also, addressing ASC 360-10-20, tell us what is the lowest level asset group for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director